

June 29, 2010

Steven Macri
Chief Financial Officer
Warner Music Group Corp.
75 Rockefeller Plaza
New York, NY 10019

>   Re: **Warner Music Group Corp.**
>   **Form 10-K for the fiscal year ended September 30, 2009**
>   **Schedule 14A**
>   **File No. 001-32502**

Dear Mr. Macri:

        We have reviewed your correspondence dated April 26, 2010 and have the
following comment. Unless otherwise indicated, we believe you should revise future
filings in response to our comments. If you disagree, we will consider your explanation as
to why a revision is not necessary. Please be as detailed as necessary in your explanation.
We also ask you to provide us with further information. After reviewing the additional
information, we may raise further comments. Please file your response to our comments
via EDGAR, under the label "corresp," within 10 business days from the date of this
letter.

Definitive Proxy Statement on Schedule 14A

Annual Cash Bonus, page 27

1. We note your response to our prior comment 9; however, please provide us with
    additional analysis supporting your belief that the performance targets, including
    budgeted levels of net revenue and OIBDA, are not material information that is
    necessary to an understanding of your compensation policies. For example, we
    note that the overall funding for your company-wide bonus pool is determined by
    the achievement of these performance goals and, as a result, directly affects the
    amount of funds available to your named executive officers in the form of annual
    cash bonuses. Alternatively, confirm to us that, in future filings, you will disclose
    these performance targets.

                                   ****

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in your filings to be certain that the filings include all information required

under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in its filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact me at 202-551-3240 with any questions.

Sincerely,

Michelle Lacko
Attorney - Advisor